EXHIBIT 99

PRESS RELEASE

TSX Accepts Notice of Intention to Make Normal Course Issuer Bid

AURORA, Ontario, Nov. 09, 2022 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Toronto Stock Exchange ("TSX") had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, Magna may purchase up to 28,445,000 Magna Common Shares (the "Bid"), representing approximately 10% of its public float. As at November 1, 2022, Magna had 285,819,254 issued and outstanding Common Shares, including a public float of 284,454,286 Common Shares.

The primary purposes of the Bid are purchases for cancellation, as well as purchases to fund Magna’s stock-based compensation awards or programs and/or Magna’s obligations to its deferred profit sharing plans. Magna may purchase its Common Shares, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation.

The Bid will commence on November 15, 2022 and will terminate no later than November 14, 2023. All purchases of Common Shares under the Bid may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. In addition to purchases made on the open market through the facilities of the TSX and NYSE, Magna may also make purchases through alternative trading systems in Canada and the United States, and by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority (a “Specific Share Repurchase Program”). Purchases made by way of such private agreements or Specific Share Repurchase Program will be at a discount to the prevailing market price. The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 194,388 based on 25% of the average daily trading volume for the prior six months (being 777,554 Common Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares purchased and the timing of such purchases, if any, will be determined by Magna having regard to future price movements and other factors. All purchases will be subject to Magna’s normal trading blackouts. Any purchases made during a blackout period will only be made pursuant to a pre-defined automatic securities purchase plan that Magna may enter into with its designated broker.

Magna’s current normal course issuer bid announced in November 2021 for the purchase of up to 29,948,000 Common Shares will expire on November 14, 2022. As at the close of trading on November 1, 2022, Magna has purchased 15,228,679 Common Shares at a weighted-average price of US$65.37. Purchases were made on open market through the facilities of the TSX and NYSE as well as through alternative trading systems in Canada and the United States.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA(1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 170,000(2) employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 345 manufacturing operations and 90 product development, engineering and sales centers spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid, including pursuant to private agreements or a specific share repurchase program under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should" "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: Russia’s invasion of Ukraine; energy shortages/rationing initiatives; supply chain disruptions; rising interest rates; elevated inflation; economic cyclicality; relative foreign exchange rates; financial flexibility risks; stock price fluctuations; legal and regulatory proceedings against us; changes in laws and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

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(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(2) Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.